UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No.  )1

Jennifer Convertibles, Inc.
(Name of Issuer)

Common Stock, par value $0.01
(Title of Class of Securities)

476153408
(CUSIP Number)

Haining Mengnu Group Co., Ltd.
101 Longxing Road
Haining, Zhejiang 314400 China
86-573-8726-6779
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 22, 2011
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 476153408

1	NAME OF REPORTING PERSON HAINING MENGNU GROUP CO., LTD.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION PEOPLE’S REPUBLIC OF CHINA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 901,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 901,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 901,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 90.1%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 476153408

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer.

This statement relates to shares of the new Common Stock, par value $0.01 per share (the “Shares”), of Jennifer Convertibles, Inc. (the “Issuer”).  The address of the principal executive offices of the Issuer is 417 Crossways Park Drive, Woodbury, New York 11797.

Item 2.	Identity and Background.

(a)           This statement is filed by Haining Mengnu Group Co., Ltd., a company organized under the laws of the People’s Republic of China (the “Reporting Person”).

(b)           The name, business address, present principal occupation or employment of each director and executive officer of the Reporting Person are set forth on Schedule A and are incorporated by referenced in this Item 2. The principal business address of the Reporting Person is 101 Longxing Road, Haining, Zhejiang 314400 China.

(c)           The principal business of the Reporting Person is the manufacture and supply of furniture to retailers.

(d)           Neither the Reporting Person, nor, to the knowledge of the Reporting Person, any of the persons listed on Schedule A, have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           Neither the Reporting Person, nor, to the knowledge of the Reporting Person, any of the persons listed on Schedule A, have, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           The citizenship of each of the persons set forth on Schedule A is provided therein.

Item 3.	Source and Amount of Funds or Other Consideration.

As described in the Issuer’s Current Reports on Form 8-K filed with the Securities and Exchange Commission (the “SEC”) on February 22, 2011, the Issuer emerged from Chapter 11 bankruptcy on February 22, 2011 (the “Effective Date”).  In accordance with the Issuer’s Second Amended Joint Chapter 11 Plan of Reorganization for Jennifer Convertibles, Inc. and its Affiliated Debtors, dated January 24, 2011 (as confirmed, the “Plan”), on the Effective Date, as part of the consideration that the Reporting Person received in full and complete satisfaction, settlement and release of and in exchange for its unsecured claim, the Issuer issued the Reporting Person 901,000 Shares, which represents 90.1% of the total number of Shares outstanding.

Item 4.	Purpose of Transaction.

On July 18, 2010, the Issuer and all of its affiliated debtors filed voluntary petitions for bankruptcy under Chapter 11 of the United States Bankruptcy Code in the United States Bankruptcy Court for the Southern District of New York (the “Bankruptcy Court”). On February 9, 2011, the Bankruptcy Court entered the Findings of Fact, Conclusions of Law and Order Confirming the Amended Joint Chapter 11 Plan of Reorganization of Jennifer Convertibles, Inc. and its Affiliated Debtors (the “Confirmation Order”), which confirmed the Plan. On the Effective Date, the Issuer substantially consummated its reorganization through a series of transactions contemplated by the Plan, including the issuance of the Shares to the Reporting Person described in Item 3 of this Schedule 13D, and the Plan became effective pursuant to its terms.

CUSIP NO. 476153408

On the Effective Date, the Senior Secured and Super-Priority Debtor-In-Possession Credit Agreement (the “DIP Agreement”), dated as of November 19, 2010, among the Issuer and the Reporting Person, was refinanced by a secured exit credit agreement among the Issuer and the Reporting Person pursuant to which the Reporting Person agreed to provide exit financing for the benefit of the Issuer (the “Secured Exit Credit Agreement”).  The Secured Exit Credit Facility comprises (i) a letter of credit backstopped by the Reporting Person funded by a bank for the benefit of the Issuer’s credit card processor in an amount of $3,000,000, which amount may be increased to an amount not to exceed $5,000,000 at the request of the Issuer and with the Reporting Person’s consent (the “LOC Facility”); and (ii) the relending of amounts owed by the Issuer to the Reporting Person that accrued, whether due and owing or not, under the DIP Agreement, which was $2,762,145.29 as of February 22, 2011, less $62,145.29, which was repaid by the Issuer to the Reporting Person on the Effective Date (the “Cash Facility”). In respect of the Cash Facility, on the Effective Date, the Issuer issued the Secured Tranche E Promissory Note to the Reporting Person in the principal amount of $2,700,000 (the “Tranche E Note”).

On the Effective Date, the Issuer also issued (i) the Secured Tranche B Promissory Note in the principal amount of $2,638,284.09 to the Reporting Person (the “Tranche B Note”); and (ii) the Unsecured Tranche D Promissory Note in the principal amount of $1,878,760.45 to the Reporting Person (the “Tranche D Note”).

On the Effective Date, the Issuer and the Reporting Person entered into three separate security agreements securing the Issuer’s obligations under the LOC Facility, the Tranche B Note and the Tranche E Note (collectively, the “Security Agreements”).

The foregoing descriptions of the Plan, the Confirmation Order, the Secured Exit Credit Agreement, the Tranche E Note, the Tranche B Note, the Tranche D Note and the Security Agreements do not purport to be complete and are qualified in their entirety by reference to the full text of the Plan and the Confirmation Order, which are incorporated herein by reference to the Issuer’s Current Report on Form 8-K filed with the SEC on February 15, 2011, and the full text of the Secured Exit Credit Agreement, the Tranche E Note, the Tranche B Note, the Tranche D Note and the Security Agreements, which are incorporated herein by reference to the Issuer’s Current Report on Form 8-K filed with the SEC on February 22, 2011.

Depending upon overall market conditions, other investment opportunities available to the Reporting Person, and the availability of Shares at prices that would make the purchase of additional Shares desirable, the Reporting Person may endeavor to increase its position in the Issuer through, among other things, the purchase of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Person may deem advisable.

The Reporting Person does not have any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon completion of any of the actions discussed above.  The Reporting Person intends to review its investment in the Issuer on a continuing basis and engage in discussions with management and the Board of Directors of the Issuer concerning the business, operations and future plans of the Issuer.  Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Person may in the future take such actions with respect to its investment in the Issuer as it deems appropriate including, without limitation, seeking Board representation, making proposals to the Issuer concerning changes to the capitalization, ownership structure or operations of the Issuer, purchasing additional Shares, selling some or all of its Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares or changing its intention with respect to any and all matters referred to in Item 4.

CUSIP NO. 476153408

Item 5.	Interest in Securities of the Issuer.

(a)           The aggregate percentage of Shares reported owned by the Reporting Person is based upon 1,000,000 Shares outstanding, which is the total number of Shares outstanding as reported in the Issuer’s Current Report on Form 8-K filed with the SEC on February 22, 2011.

As of the close of business on March 8, 2011, the Reporting Person beneficially owned 901,000 Shares, constituting 90.1% of the Shares outstanding.

(b)           The Reporting Person may be deemed to have the sole power to vote and dispose of the Shares reported in this Schedule 13D.

(c)           Schedule B annexed hereto lists all transactions in securities of the Issuer during the past sixty days by the Reporting Person.

(d)           No person other than the Reporting Person is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On February 22, 2011, the Issuer granted Gebing Zou, the Issuer’s Chief Executive Officer and Chairman of the Board, an option to purchase 30,000 Shares at an exercise price of $14.44 per share (the “Zou Option”).  Subject to Mr. Zou’s continued employment with the Issuer, the Zou Option vests and becomes exercisable in three equal installments on each of August 27, 2011, August 26, 2012, and August 31, 2013.  Mr. Zou is the Vice Chairman of the Board, President and Chief Executive Officer of the Reporting Person.

Items 3 and 4 of this Schedule 13D are incorporated herein by reference in their entirety into this Item 6.

Except as set forth herein or in Items 3 and 4 hereof, which are incorporated herein by reference, there are no contracts, arrangements, understandings or relationships between the Reporting Person and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

99.1*	Second Amended Joint Chapter 11 Plan of Reorganization for Jennifer Convertibles, Inc. and its Affiliated Debtors, dated January 24, 2011.

CUSIP NO. 476153408

99.2*	Findings of Fact, Conclusions of Law and Order Confirming the Amended Joint Chapter 11 Plan of Reorganization of Jennifer Convertibles, Inc. and its Affiliated Debtors.

99.3**	Secured Exit Credit Agreement, dated as of February 22, 2011, among Haining Mengnu Group Co., Ltd. and Jennifer Convertibles, Inc.

99.4**	Secured Tranche B Promissory Note, dated February 22, 2011, issued to Haining Mengnu Group Co., Ltd.

99.5**	Unsecured Tranche D Promissory Note, dated February 22, 2011, issued to Haining Mengnu Group Co., Ltd.

99.6**	Secured Tranche E Promissory Note, dated February 22, 2011, issued to Haining Mengnu Group Co., Ltd.

99.7**
Security Agreement, dated as of February 22, 2011, by and among Jennifer Convertibles, Inc. and each of its subsidiaries (other than Hartsdale Convertibles, Inc.) and Haining Mengnu Group Co., Ltd. (LOC Facility).

99.8**
Security Agreement, dated as of February 22, 2011, by and among Jennifer Convertibles, Inc. and each of its subsidiaries (other than Hartsdale Convertibles, Inc.) and Haining Mengnu Group Co., Ltd. (Tranche B Note).

99.9**	Security Agreement, dated as of February 22, 2011, by and among Jennifer Convertibles, Inc. and each of its subsidiaries and Haining Mengnu Group Co., Ltd. (Tranche E Note).

*                           Incorporated by reference to Jennifer Convertibles, Inc.’s Current Report on Form 8-K filed with the Securities and Exchange Commission on February 15, 2011.

**                         Incorporated by reference to Jennifer Convertibles, Inc.’s Current Report on Form 8-K filed with the Securities and Exchange Commission on February 22, 2011.

CUSIP NO. 476153408

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 10, 2011	HAINING MENGNU GROUP CO., LTD.

	By:	/s/ Gebing Zou
		Name:	Gebing Zou
		Title:	President and Chief Executive Officer

CUSIP NO. 476153408

SCHEDULE A

Directors and Executive Officers of Haining Mengnu Group Co., Ltd.

Name and Position	Principal Occupation	Principal Business Address	Citizenship

Yaoxiang Yue Chairman of the Board	Chairman of the Board of Haining Mengnu Group Co., Ltd.	101 Longxing Road Haining, Zhejiang 314400 China	People’s Republic of China

Gebing Zou Vice Chairman of the Board, President and Chief Executive Officer	Vice Chairman of the Board, President and Chief Executive Officer of Haining Mengnu Group Co., Ltd.; Chief Executive Officer of Jennifer Convertibles, Inc.	101 Longxing Road Haining, Zhejiang 314400 China	People’s Republic of China

Liqin Zhou Director	Director of Haining Mengnu Group Co., Ltd.	101 Longxing Road Haining, Zhejiang 314400 China	People’s Republic of China

CUSIP NO. 476153408

SCHEDULE B

Transactions in the Securities of the Issuer During the Past 60 Days

Class of Security	Securities Purchased / (Sold)	Price Per Share ($)	Date of Purchase / Sale

Common Stock	901,000	(1)	02/22/11
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(1)           In accordance with the Plan, on the Effective Date, as part of the consideration that the Reporting Person received in full and complete satisfaction, settlement and release of and in exchange for its unsecured claim, the Issuer issued the Reporting Person 901,000 Shares, which represents 90.1% of the total number of Shares outstanding.